As filed with the Securities and Exchange Commission on December 15, 2014
Registration No. 333 -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PALL CORPORATION
(Exact name of registrant as specified in its charter)

New York	11-15413300849320
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	identification No.)

25 Harbor Park Drive, Port Washington, New York 11050
(Address of principal executive offices) (Zip Code)

Pall Corporation 2012 Stock Compensation Plan
(full title of the plan)

Roya Behnia
Senior Vice President, General Counsel and Corporate Secretary
Pall Corporation
25 Harbor Park Drive
Port Washington, New York 11050
(Name and address of agent for service)

Telephone: (516) 484-5400
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

[X] Large accelerated filer
[   ] Accelerated filer
[   ] Non-accelerated filer
[   ] Smaller reporting company

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount to	Maximum	Maximum	Amount of
	be	Offering Price per	Aggregate	Registration
Title of Securities to be registered	Registered(1)	Security(2)(3)	Offering Price(3)	Fee
Common Stock, par value $0.10 per share	8,000,000	$94.25	$754,000,000	$87,614.80

(1)	Plus such additional shares of common stock as may be issuable pursuant to the anti-dilution provisions of the Pall Corporation 2012 Stock Compensation Plan, as amended (the “Plan’).

(2)	Represents 8,000,000 additional shares of common stock authorized to be issued under the Plan. Shares available for issuance under the Plan were initially registered on a registration statement on Form S-8 filed with the Securities and Exchange Commission on March 12, 2012 (Registration Statement No. 333-180050).

(3)	Estimated Pursuant to Rule 457 of the Securities Act of 1933, the proposed maximum offering price per share is estimated solely for the purpose of computing the registration fee and is based on the average of the high and low sale prices of the common stock of the Registrant as reported on the New York Stock Exchange on December 12, 2014.

REGISTRATION OF ADDITIONAL SECURITIES

Pall Corporation (the “Company”) has previously registered an aggregate of 7,100,000 shares of the Company’s Common Stock, par value $0.10 per share (the “Common Stock”) available for issuance under the Pall Corporation 2012 Stock Compensation Plan, as amended (the “Plan’) by filing a registration statement on Form S-8 with the Securities and Exchange Commission on March 12, 2012 (Registration Statement No. 333-180050) (the “2012 Registration Statement”). The Company is hereby registering an additional 8,000,000 shares of Common Stock available for issuance under the Plan. Pursuant to and as permitted by General Instruction E to Form S-8, the contents of the 2012 Registration Statement are hereby incorporated by reference into this registration statement, except for Item 6 of Part II, which is being updated by this registration statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 6. Indemnification of Directors and Officers

Paragraph 7 of the Company’s Restated Certificate of Incorporation provides in part as follows:

“To the fullest extent permitted by the New York Business Corporation Law as in effect on November 20, 1987 or, if thereafter amended, as so amended, a director of the corporation shall not be liable to the corporation or its shareholders or any of them for damages for any breach of duty as a director.”

Section 7.01 of the Company’s Bylaws contain the following provisions regarding indemnification:

“The corporation shall, to the fullest extent permitted by applicable law, indemnify any person made or threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative (and whether or not (i) by or in the right of the corporation to procure a judgment in its favor or (ii) by or in the right of any Other Entity (as defined below) which such person served in any capacity at the request of the corporation, to procure a judgment in its favor), by reason of the fact that such person, or his or her testator or intestate, is or was a director or officer of the corporation or served such Other Entity in any capacity at the request of the corporation, against all judgments, fines, amounts paid in settlement and all expenses, including attorneys’ and other experts’ fees, costs and disbursements, actually and reasonably incurred by such person as a result of such action or proceeding, or any appeal therein, or actually and reasonably incurred by such person (a) in making an application for payment of such expenses before any court or other governmental body, or (b) in otherwise seeking to enforce the provisions of this Section 7.01, or (c) in securing or enforcing such person’s rights under any policy of director or officer liability insurance provided by the corporation, if such person acted in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of services for any Other Entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that such person did not act in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any Other Entity, not opposed to, the best interests of the corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

However, (i) no indemnification may be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; (ii) no indemnification may be made if there has been a settlement approved by the court and the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement; and (iii) in the event of a proceeding by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made if it is settled or otherwise disposed of or such person shall have been finally adjudged liable to the corporation, unless (and only to the extent that) the court in which the action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Any expense described in the first paragraph of this Section 7.01 that is incurred by any person entitled to indemnification under this Section 7.01 shall be paid or reimbursed to such person by the corporation in advance of the final disposition of any related action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount to the corporation to the extent, if any, that such person (i) is ultimately found not to be entitled to indemnification or (ii) receives reimbursement for such expenses under a policy of insurance paid for by the corporation. Such advances shall be paid by the corporation to such person within twenty days following delivery of a written request therefor by such person to the corporation. No payment made by the corporation pursuant to this paragraph shall be deemed or construed to relieve the issuer of any insurance policy of any obligation or liability which, but for such payment, such insurer would have to the corporation or to any director or officer of the corporation or other individual to whom or on whose behalf such payment is made by the corporation.

The rights to indemnification and advancement of expenses provided by this Section 7.01:

(i)	shall be deemed at all times (whether before or after the adoption of this Section 7.01) to constitute contract rights, as if the provisions of this Section 7.01 were set forth in a separate written contract between each director, officer or other person entitled to indemnification hereunder and the corporation, and the corporation intends to be legally bound to such person (with respect to current directors, officers or employees of the corporation, the rights conferred under this Section 7.01 are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of this Section 7.01; with respect to any directors, officers or employees of the corporation who commence service following adoption of this Section 7.01, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director, officer or employee commencing service);

(ii)	shall continue as to the person entitled to indemnification hereunder even though he or she may have ceased to serve in the capacity that entitles him or her to indemnification at the time of the action or proceeding; and

(iii)	shall inure to the benefit of the heirs, executors and administrators of such person.

A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in this Section 7.01 shall be entitled to (i.e., has a legally binding right against the corporation to) the indemnification authorized by this Section 7.01. Except as provided in the immediately preceding sentence, any indemnification provided for in this Section 7.01 (unless ordered by a court under Section 724 of the Business Corporation Law), shall be made by the corporation only if authorized in the specific case:

(1)	By the board of directors acting by a quorum consisting of directors who are not parties to such action or proceeding for which indemnification is sought, upon a finding that the person seeking indemnification has met the standard of conduct set forth in the first two paragraphs of this Section 7.01, or,

(2)	If a quorum under the immediately preceding subparagraph is not obtainable or, even if obtainable, a quorum of disinterested directors so directs:

	(A)	by the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in said first two paragraphs has been met by such person, or

(B)	by the shareholders upon a finding that the person has met the applicable standard of conduct set forth in said first two paragraphs.

Notwithstanding any other provision hereof, no amendment or repeal of this Section 7.01, or any other corporate action or agreement which prohibits or otherwise limits, reduces or eliminates the right of any person under this Section 7.01, including the right to indemnification or advancement or reimbursement of reasonable expenses hereunder, shall be effective as to any person until the 60th day following notice to such person of such action, and no such amendment or repeal or other corporate action or agreement shall deprive any person of any right hereunder arising out of or with respect to any alleged or actual act or omission occurring prior to such 60th day.

The corporation is hereby authorized, but shall not be required, to enter into agreements with any of its directors, officers or employees providing for rights to indemnification and advancement and reimbursement of reasonable expenses, including attorneys’ fees, to the extent permitted by law, but the corporation’s failure to do so shall not in any manner affect or limit the rights provided for by this Section 7.01 or otherwise.

For purposes of this Section 7.01, the term “the corporation” shall include any legal successor to the corporation, including any corporation which acquires all or substantially all of the assets of the corporation in one or more transactions, and the term “Other Entity” shall mean a corporation (other than the corporation) of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise. For purposes of this Section 7.01, the corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his or her duties to the corporation or any subsidiary thereof also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to any employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.”

Section 7.02 of the Registrant’s Bylaws contain the following additional provision regarding indemnification:

“The rights granted pursuant to or provided by the provisions of Section 7.01 to any person shall be in addition to and shall not be exclusive of any other rights to indemnification and expenses to which any such person may otherwise be entitled by law, contract or otherwise.”

Reference is made to Sections 721-726 of the New York Business Corporation Law, which are summarized below.

Section 721 of the New York Business Corporation Law provides that indemnification pursuant to the New York Business Corporation Law will not be deemed exclusive of other indemnification rights to which a director or officer may be entitled, provided that no indemnification may be made if a judgment or other final adjudication adverse to the director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty, and were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 722(a) of the New York Business Corporation Law provides that a corporation may indemnify a person made, or threatened to be made, a party to any civil or criminal action or proceeding, other than an action by or in the right of the corporation to procure judgment in its favor but including an action by or in the right of any other corporation or entity which any director or officer served in any capacity at the request of the corporation, by reason of the fact that he or his testator or intestate was a director or officer of the corporation or served such other entity in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service to any other entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. With respect to actions by or in the right of the corporation to procure judgment in its favor, Section 722(c) of the New York Business Corporation Law provides that a person who is or was a director or officer of the corporation or who is or was serving as a director or officer of any other corporation or entity may be indemnified only against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense or settlement of such an action, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service to any other entity, not opposed to, the best interests of the corporation and that no indemnification may be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and to the extent an appropriate court determines that the person is fairly and reasonably entitled to indemnification for such amount of the settlement amount and expenses as the court deems proper.

Section 723 of the New York Business Corporation Law specifies the manner in which the corporation may authorize payment of such indemnification. It provides that where a person has not been successful, whether on the merits or otherwise, in defending an action or the action is settled, indemnification may be made by the corporation only if authorized by any of the corporate actions set forth in Section 723.

Section 724 of the New York Business Corporation Law provides that upon proper application by a director or officer, indemnification shall be awarded by a court to the extent authorized under Sections 722 and 723 of the New York Business Corporation Law.

Section 725 of the New York Business Corporation Law contains certain other miscellaneous provisions affecting the indemnification of directors and officers, including provision for the return of amounts paid as indemnification if any such person is ultimately found not to be entitled to the indemnification.

Section 726 of the New York Business Corporation Law authorizes the purchase and maintenance of insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the above sections, (2) directors and officers in instances in which they may be indemnified by a corporation under such sections, and (3) directors and officers in instances in which they may not otherwise be indemnified by a corporation under such sections, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance. No insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer: (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (2) in relation to any risk the insurance of which is prohibited under New York insurance law.

The Company has purchased liability insurance for its officers and directors as permitted by Section 726 of the New York Business Corporation Law.

Item 8. Exhibits

EXHIBIT NUMBER	EXHIBITS
4.1	Restated Certificate of Incorporation of the Registrant, as amended through September 1, 2010, filed as Exhibit 3.1(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010.*

4.2	By-Laws of the Registrant as amended through December 12, 2012, filed as Exhibit 3.1(i) to the Registrant’s Current Report on Form 8-K filed on December 17, 2012.*

5.1	Opinion of Nixon Peabody LLP

10.1	Pall Corporation 2012 Stock Compensation Plan, effective December 14, 2011, filed as Appendix B to the Registrant’s Proxy Statement filed on November 9, 2011.*

10.2	Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective August 1, 2012 filed as Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012.*

10.3	Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective April 19, 2012 filed as Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012.*

10.4	Third Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective December 10, 2014, filed as Appendix B to the Registrant’s Proxy Statement filed on October 31, 2014.*

10.5	Fourth Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective December 10, 2014, filed as Appendix B to the Registrant’s Proxy Statement filed on October 31, 2014.*

10.6	Form of Nonqualified Stock Option Grant Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.7	Form of Restricted Stock Units Award Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.8	Form of Notice of Grant of Initial Award Units Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.9	Form of Notice of Grant of Annual Award Units Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.10	Form of Performance-Based Restricted Stock Unit Award Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.*

23.1	Consent of Independent Registered Public Accounting Firm

23.3	Consent of Nixon Peabody LLP (included in Exhibit 5.1)

24.1	Power of Attorney

*       Previously filed. The Registrant’s SEC file number is 001- 04311.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of an amendment to a filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Port Washington, state of New York, on this 15th day of December, 2014.

PALL CORPORATION

By:	/s/ Lawrence D. Kingsley
Lawrence D. Kingsley, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date
/s/ Lawrence D. Kingsley		President and Chief	December 15, 2014
Lawrence D. Kingsley		Executive Officer

/s/ Akhil Johri		Chief Financial Officer	December 15, 2014
Akhil Johri

/s/ Angelina Rouse		Vice President, Corporate Controller	December 15, 2014
Angelina Rouse		and Chief Accounting Officer

*		Director	December 15, 2014
Amy E. Alving

*		Director	December 15, 2014
Robert B. Coutts

*		Director	December 15, 2014
Mark E. Goldstein

*		Director	December 15, 2014
Cheryl W. Grisé

*		Director	December 15, 2014
Ronald L. Hoffman

*		Director	December 15, 2014
Dennis N. Longstreet

*		Director	December 15, 2014
B. Craig Owens

*		Director	December 15, 2014
Katharine L. Plourde

*		Director	December 15, 2014
Edward Travaglianti

*		Director	December 15, 2014
Bret W. Wise

Roya Behnia, the undersigned attorney-in-fact, by signing her name, does hereby sign and execute this registration statement on Form S-8 on behalf of the directors of the Company pursuant to a power of attorney filed herewith as Exhibit 24.1.

*By:	/s/ Roya Behnia
Roya Behnia

Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBITS
4.1	Restated Certificate of Incorporation of the Registrant, as amended through September 1, 2010, filed as Exhibit 3.1(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010.*

4.2	By-Laws of the Registrant as amended through December 12, 2012, filed as Exhibit 3.1(i) to the Registrant’s Current Report on Form 8-K filed on December 17, 2012.*

5.1	Opinion of Nixon Peabody LLP

10.1	Pall Corporation 2012 Stock Compensation Plan, effective December 14, 2011, filed as Appendix B to the Registrant’s Proxy Statement filed on November 9, 2011.*

10.2	Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective August 1, 2012 filed as Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012.*

10.3	Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective April 19, 2012 filed as Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012.*

10.4	Third Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective December 10, 2014, filed as Appendix B to the Registrant’s Proxy Statement filed on October 31, 2014.*

10.5	Fourth Amendment to the Pall Corporation 2012 Stock Compensation Plan, effective December 10, 2014, filed as Appendix B to the Registrant’s Proxy Statement filed on October 31, 2014.*

10.6	Form of Nonqualified Stock Option Grant Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.7	Form of Restricted Stock Units Award Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.8	Form of Notice of Grant of Initial Award Units Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.9	Form of Notice of Grant of Annual Award Units Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012.*

10.10	Form of Performance-Based Restricted Stock Unit Award Agreement Under Pall Corporation 2012 Stock Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.*

23.1	Consent of Independent Registered Public Accounting Firm

23.3	Consent of Nixon Peabody LLP (included in Exhibit 5.1)

24.1	Power of Attorney

*	Previously filed. The Registrant’s SEC file number is 001- 04311.